                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-39158


                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          FS VARIABLE SEPARATE ACCOUNT

             SUPPLEMENT TO THE POLARIS PROSPECTUS DATED MAY 1, 2002

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The replaces the first paragraph under the heading MARKET TIMING in the INVESTMENT OPTIONS section of on page 11 of the prospectus:


This product is not designed for professional "market timing" organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programming transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These marketing timing strategies are disruptive to the underlying portfolios in which the Variable Portfolios invest and thereby potentially harmful to investors. If we determine, in our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, we reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolios or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations.

Certain transfers will be restricted in order to protect you from abusive or disruptive trading activity. You can request up to 15 transfers per contract each contract year via U.S. Mail, telephone, facsimile or internet. Any transfer request in excess of 15 transfers per contract year must be submitted in writing by U.S. Mail. Transfer requests sent by same day mail, overnight mail or courier service will not be accepted. Transfer requests required to be submitted by U.S. Mail can only be cancelled in a written request submitted via U.S. Mail. We will process any transfer and/or cancellation request as of the day we receive it, if received before 1:00 p.m. Pacific Standard Time ("PST"). If received after 1:00 p.m. PST, the request will be processed on the next business day. This policy will apply beginning October 1, 2002 through your next contract anniversary and then during each contract year thereafter. Transfers pursuant to Dollar Cost Averaging or Automatic Asset Rebalancing programs will not count towards Our calculation of when you have exceeded the 15 transfers for purposes of restricting your transfer rights. However, Dollar Cost Averaging transfers do count towards the 15 free transfers for purposes of determining when we will begin charging you for transfers over 15. (see Dollar Cost Averaging on page 11)

Regardless of the number of transfers you have made, we will monitor and may terminate your transfer privileges if we determine that you are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other policy owners. Some of the factors we will consider include:

      -the dollar amount of the transfer;
      -the total assets of the Variable Portfolio involved in the transfer; -the number of transfers completed in the current calendar quarter; or -whether the transfer is part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Date: October 1, 2002



                PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS.

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